MEMORANDUM
 TO: Board of Trustees of FlexShares Trust
 FROM: Diana E. McCarthy
Veena K. Jain
 DATE: December 6, 2013
 RE: Approval of Revised Standing Dividend Resolutions and Clarifying Amendments to Declaration of Trust

 At the upcoming meeting of the Board of Trustees of FlexShares Trust, you will be asked to approve: (a) revised standing dividend resolutions that delegate to designated Trust officers the authority to declare, determine the dividend amounts and establish record and payment dates and other terms for quarterly and monthly dividends; and (b) related clarifying amendments to the Trust's Declaration of Trust regarding such delegation.

 Previously, you approved standing monthly and quarterly income dividend resolutions which specified how the amounts of such dividends were to be determined, and the record and payable dates for such dividends. Trust officers have requested additional flexibility so that they may declare and specify the dividend amounts and establish record and payment dates and other terms.  If approved, starting February 2014, these revised resolutions would govern with respect to monthly distributions of income (if any) for Funds that are expected to make monthly distributions ("Monthly Funds").  Similarly, starting in March 2014, these revised resolutions, if approved, would govern with respect to quarterly distributions of income (if any) for Funds that are expected to make quarterly distributions ("Quarterly Funds").  Under the revised resolutions, monthly distributions of income are expected to occur in accordance with Northern's past practices since the inception of each Monthly Fund.  However, quarterly distributions of income will be declared and paid in the latter part of the third month of each calendar quarter rather than early in the third month of a calendar quarter, as has been Northern's past practice for Quarterly Funds.  Northern has advised us that the Quarterly Funds generally receive cash dividends from their portfolio securities during the course of the third month of each calendar quarter.  The requested flexibility will allow Trust officers to phase the distributions of income to be paid by Quarterly Funds with the receipt of cash dividends received by the Quarterly Funds more effectively, which they believe is in the best interest of the Funds and shareholders.

 The Trust is a Maryland statutory trust, and we have been advised by Venable LLP that the requested delegation would be permissible under Maryland state corporate law.  Venable also confirmed that such a delegation would be permissible under the Trust's Declaration of Trust and By-laws.  However, they recommend certain clarifying amendments that are at Appendix A of this memorandum.
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 If you have any questions about the foregoing, please do not hesitate to call either Diana (215.988.1146) or Veena (312.569.1167).

Appendix A

      Section 1. Distributions. The Trustees or a committee of one or more Trustees and/or one or more officers may authorize and cause the Trust to declare and pay dividends and other distributions, including dividends on Shares of a particular Series and other distributions from the assets belonging to that Series. No dividend or distribution, including, without limitation, any distribution paid upon termination of the Trust or of any Series (or Class) with respect to, nor any redemption or repurchase of, the Shares of any Series (or Class) shall be effected by the Trust other than from the assets held with respect to such Series, nor shall any Shareholder of any particular Series otherwise have any right or claim against the assets held with respect to any other Series except to the extent that such Shareholder has such a right or claim hereunder as a Shareholder of such other Series. The Trustees shall have full discretion to determine which items shall be treated as income and which items as capital; and each such determination and allocation shall be conclusive and binding upon the Shareholders. The amount and payment of dividends or distributions and their form, whether they are in cash, Shares or other Trust Property, shall be determined by the Trustees. Dividends and other distributions may be paid pursuant to a standing resolution adopted once or more often as the Trustees determine, and such resolution may include a delegation to one or more officers of the power to determine the form, amount, record date, payment date and any other terms of dividends or other distributions. All dividends and other distributions on Shares of a particular Class shall be distributed pro rata to the Shareholders of that Class in proportion to the number of Shares of that Class they held on the record date established for such payment, except that in connection with any dividend or distribution program or procedure the Trustees may determine that no dividend or distribution shall be payable on Shares as to which the Shareholder's purchase order and/or payment in the prescribed form has not been received by the time or times established by the Trustees under such program or procedure. The Trustees may adopt and offer to Shareholders such dividend reinvestment plans, cash dividend payout plans or similar plans as the Trustees deem appropriate.

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    Section 3. Record Dates. The Trustees may close the Share transfer books of the Trust or any Series or Class for a period not exceeding one hundred twenty (120) days preceding the date of any meeting of Shareholders, or the date for the payment of any dividends or other distributions, or the date for the allotment of rights, or the date when any change or conversion or exchange of Shares shall go into effect; or in lieu of closing the stock transfer books as aforesaid, the Trustees may fix in advance a date not exceeding one hundred twenty (120) days before the scheduled date of any Shareholders' meeting, or the date for the payment of any dividends or other distributions, or the date for the allotment of rights, or the date when any change or conversion or exchange of Shares shall go into effect as a record date for the determination of the Shareholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of such dividend or other distribution, or to receive any such allotment of rights, or to exercise such rights in respect of any such change, conversion or exchange of Shares, and in such case such Shareholders and only such Shareholders shall be Shareholders of record on the date so fixed and entitled to such notice of, and to vote at, such meeting, or to receive payment of such dividend or other distribution, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any Shares on the books of the Trust after any such record date fixed as aforesaid. Nothing in this Section shall be construed as precluding the Trustees from setting different record dates for, or from closing the register or transfer books with respect to, different Series (or Classes) or delegating to one or more officers the power to set record dates or close transfer books.

PHTRANS/ 1472000.1

PHTRANS/ 1472000.1